

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 1, 2022

Richard Manson
Chief Financial Officer
OLYMPIC STEEL INC
22901 Millcreek Blvd. Suite 650
Highland Hills, Ohio 44122

>   **Re: OLYMPIC STEEL INC**
>   **Registration Statement on Form S-3**
>   **Filed on May 27, 2022**
>   **File No. 333-265301**

Dear Mr. Manson:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services